SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of June, 2005

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

Form 20-F      x          Form 40-F

[Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes           No      x

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)
By:	/s/ Masahiko Goto
(Signature)
Masahiko Goto President

Date: June 29, 2005

(English Translation of the Notice of the Result of the 93rd Annual General Meeting
of Shareholders Originally Issued in Japanese Language)

MAKITA CORPORATION

June 29, 2005

To the Shareholders of
MAKITA CORPORATION

Notice of the Result of the 93rd Annual General Meeting of Shareholders

     We would like to inform you that the following reports and resolutions were made at the 93rd Annual General Meeting of Shareholders held on June 29, 2005.

Masahiko Goto
President
MAKITA CORPORATION
3-11-8, Sumiyoshi-cho, Anjo-city
Aichi Prefecture, 446-8502, Japan
(Stock code: 6586)

Description

Items reported

1.	The Business Report, Consolidated Balance Sheet, Consolidated Statement of Income for the 93rd term (from April 1, 2004 to March 31, 2005) and the Audit Reports on such Consolidated Financial Statements by the Accounting Auditors and the Board of Statutory Auditors

2.	The Non-consolidated Balance Sheet and Non-consolidated Statement of Income for the 93rd term

Items resolved

No.1...	Approval of the Proposed Appropriation of Retained Earnings for the 93rd term
This item was approved as proposed.
In addition to an ordinary cash dividend of 9 yen per share, it was decided that a special dividend of 23 yen per share and memorial dividend for the 90th anniversary in the amount of 4 yen per share be disbursed, for a total of 36 yen per share.

No. 2...	Partial amendment to the Articles of Incorporation This item was approved as proposed. The details of the amendments are as follows:

(Changes are underlined.)

Before Amendments		After Amendments

Article 4.	(Method by which public notice is made)	Article 4.	(Method by which public notice is made)

Public notices of the Company shall be displayed in the Nihon Keizai Shimbun.
Public notices of the Company shall be given by electronic public notices; provided, however, that if the Company is unable to give an electronic public notice because of accident or any other unavoidable reason, public notices of the Company may be displayed in the Nihon Keizai Shimbun.

Article 5.	(Total number of shares)	Article 5.	(Total number of shares)

The total number of shares authorized to be issued by the Company shall be two hundred and eighty seven million (287,000,000); provided, however, that if shares are retired, the total number of shares shall be reduced by the number of shares so retired.

The total number of shares authorized to be issued by the Company shall be five hundred million (500,000,000); provided, however, that if shares are retired, the total number of shares shall be reduced by the number of shares so retired.

	(Newly established)	Article 27.	(Liability Limitation Agreement with Outside Directors)

The Company may enter into a liability limitation agreement with outside director which limits the maximum amount of their liabilities occurred by their behavior provided for in Item 5, Paragraph 1, Article 266 of the Commercial Code in accordance with Paragraph 19 of the same Article; provided, however, that limited amount of liabilities under such agreement shall be the sum of amounts provided for in each item of Paragraph 19, Article 266 of the Commercial Code.

Article 27.		Article 28.
through	(Omitted)	through	(Same as at present)
Article 36.		Article 37.

Article 37.	(Conversion of convertible bonds or debentures and dividends)

With respect to the first payment of dividends or interim dividends on the shares issued upon conversion of convertible bonds or debentures, such dividends shall be paid on the assumption that when request for conversions have been made during the period from the 1st day of April to the 30th day of September, such conversions are deemed to have been effected on the 1st day of April, and when the requests for conversions have been made during the period from the 1st day of October to the 31st day of March of the following year, such conversions are deemed to have been effected on the 1st day of October.
(deleted)

No.3...	Election of thirteen Directors
Messrs. Masahiko Goto, Masami Tsuruta, Yasuhiko Kanzaki, Kenichiro Nakai, Tadayoshi Torii, Tomoyasu Kato, Kazuya Nakamura, Masahiro Yamaguchi, Shiro Hori, Tadashi Asanuma, Hisayoshi Niwa, Zenji Mashiko and Motohiko Yokoyama were elected as Directors and each of them assumed their respective offices.
Mr. Motohiko Yokoyama satisfies the requirements for being an outside director provided in Item 7-2, Paragraph 2 of Article 188 of the Commercial Code.